Exhibit 2.1

EXHIBIT I

PLAN OF MERGER

This Plan of Merger is made and entered into this 30th day of August, 2003, by and between Aberdeen Idaho Mining Company, an Idaho corporation ("Aberdeen  Idaho"), and Aberdeen Mining Company, a Nevada corporation ("Aberdeen  Nevada" or the "Surviving Corporation").

RECITALS

A. Aberdeen Idaho is a corporation organized and existing under the laws of the State of Idaho and has authorized capital stock consisting of 10,000,000 shares of $0.10 par value common stock, of which 9,866,200 shares are issued and outstanding, and held by approximately 560 shareholders of record.

B. Aberdeen Nevada is a corporation organized and existing under the laws of the State of Nevada and has authorized capital stock consisting of 300,000,000 shares of common stock with $0.001 par value, of which 100 shares are issued and outstanding, and held by Aberdeen Idaho and 10,000,000 shares of preferred stock with no stated value and $0.001 par value, of which no shares are issued and outstanding.

C. The Boards of Directors of Aberdeen Idaho and Aberdeen Nevada, respectively, deem it advisable for Aberdeen Idaho to merge with and into Aberdeen Nevada.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Aberdeen Idaho and Aberdeen Nevada hereby agree to the following Plan of Merger:

1. Names of Constituent Corporations. Aberdeen Idaho will merge with and into Aberdeen Nevada. Aberdeen Nevada will be the Surviving Corporation.

2. Terms and Conditions of Merger. The effective date of merger shall be the last date upon which the Articles of Merger are filed with the Secretary of State of the State of Idaho and the State of Nevada. Upon the effective date of the merger, the separate corporate existence of Aberdeen Idaho shall cease; title to all real estate and other property owned by Aberdeen Idaho or Aberdeen Nevada shall be vested in Aberdeen Nevada without reversion or impairment; and the Surviving Corporation shall have all liabilities of Aberdeen Idaho and Aberdeen Nevada. Any proceeding pending by or against Aberdeen Idaho or Aberdeen Nevada may be continued as if such merger did not occur, or the Surviving Corporation may be substituted in the proceeding for Aberdeen  Idaho.

Each share of Aberdeen Idaho issued and outstanding immediately prior to the effective date shall automatically become one share of Aberdeen Nevada.

3. Governing Law. The laws of the State of Nevada shall govern the Surviving Corporation.

4. Name. The name of the Surviving Corporation shall be Aberdeen Mining Company, a Nevada corporation.

5. Registered Office. The address of the registered office of the Surviving Corporation shall be 502 E. John Street, Room E, Carson City, NV 89706.

6. Accounting. The assets and liabilities of Aberdeen Idaho and Aberdeen Nevada (collectively the "Constituent Corporations") as of the effective date of the merger shall be taken up on the books of the Surviving Corporation at the amounts at which they are carried at that time on the respective books of the Constituent Corporations.

7. Articles of Incorporation. The Articles of Incorporation of Aberdeen Nevada shall constitute the Articles of Incorporation of the Surviving Corporation.

8. Bylaws. The Bylaws of Aberdeen Nevada as of the effective date of the merger shall be the Bylaws of the Surviving Corporation until the same shall be altered or amended in accordance with the provisions thereof.

9. Directors. The directors of Aberdeen Idaho as of the effective date of the merger shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified.

10. Manner and Basis of Converting Shares. As of the effective date of the merger:

(a) Each share of Aberdeen Idaho common stock issued and outstanding shall become one share of common stock of Aberdeen Nevada, the Surviving Corporation.

(b) The Surviving Corporation shall convert or exchange each share of Aberdeen Idaho common stock for one share of the common stock of the Surviving Corporation.

(c) Any shares of stock of Aberdeen Idaho in the treasury of Aberdeen Idaho on the effective date of the merger shall be surrendered to the Surviving Corporation for cancellation, and no shares of the Surviving Corporation shall be issued in respect thereof.

(d) On the effective date of the merger, holders of certificates of common stock in Aberdeen Idaho may, but shall not be required to, surrender them to the Surviving Corporation, or its appointed agent, in such manner as the Surviving Corporation legally shall require. Upon receipt of such certificates, the Surviving Corporation shall issue in exchange therefor, at the shareholder’s expense, a certificate of shares of common stock in the Surviving Corporation representing the number of shares of stock to which such holder shall be entitled as set forth above.

(e) In addition, such shareholders shall be entitled to receive any dividends on such shares of common stock of the Surviving Corporation that may have been declared and paid between the effective date of the merger and the issuance to such shareholder of the certificate of such common stock.

11. Shareholder Approval. This Plan of Merger shall be submitted to the shareholders of Aberdeen Idaho and Aberdeen Nevada for their approval in the manner provided under the applicable laws, at meetings to be held on or before October 31, 2003, or at other such time as the Boards of Directors of Aberdeen Idaho and Aberdeen Nevada shall agree. After approval by a vote of the holders of a majority of the Aberdeen Idaho shares entitled to vote thereon and the holders of the majority of the Aberdeen Nevada shares entitled to vote thereon, if any, of each voting group, and the approval by a vote of the holders of a majority of the Aberdeen Idaho shares entitled to vote thereon and the holders of a majority of the Aberdeen Nevada shares entitled to vote thereon, if any, of each voting group, Articles of Merger shall be filed as required under the laws of the States of Idaho and Nevada.

12. Termination of Merger. This merger may be abandoned at any time prior to the filing of Articles of Merger with the Secretary of State, upon a vote of a majority of the Board of Directors of both Aberdeen Idaho and Aberdeen Nevada. If the merger is terminated, there shall be no liability on the part of either Constituent Corporation, their respective Boards of Directors, or shareholders.

13. Counterparts. This Plan of Merger may be executed in any number of counterparts, and all such counterparts and copies shall be and constitute an original instrument.

IN WITNESS WHEREOF, this Plan of Merger has been adopted by the undersigned corporations as of this 30th day of August, 2003.

Aberdeen Idaho Mining Company, an

Aberdeen Mining Company., a

Idaho corporation

Nevada corporation

By  /s/ Martyn A. Powell, President

By  /s/ Martyn A. Powell, President